14007648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JUL 01 2014
WASH. D.C. 201 SECTION

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2013**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number **1-8590**

THRIFT PLAN FOR EMPLOYEES OF MURPHY OIL CORPORATION

(Full title of the Plan)

MURPHY OIL CORPORATION

(Name of issuer of securities held pursuant to Plan)

200 Peach Street, P. O. Box 7000, El Dorado, Arkansas	**71731-7000**
(Address of issuer's principal executive office)	(Zip Code)

Thrift Plan for Employees of Murphy Oil Corporation

Table of Contents

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // Fax 501.372.1250 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation
El Dorado, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure* under the *Employee Retirement Income Security Act of 1974*. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

BKD, LLP

Little Rock, Arkansas
June 27, 2014

Praxity MEMBER

Thrift Plan for Employees of Murphy Oil Corporation

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets		
Investments, at fair value	$ 169,203,339	–
Cash	774,055	–
Participant loans receivable	1,591,930	–
Beneficial interest in Master Trust	–	188,822,482
Total assets	171,569,324	188,822,482
Liabilities		
Other	(29,747)	–
Net assets available for benefits at fair value	171,539,577	188,822,482
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(546,490)	(1,135,581)
Net assets available for benefits	$ 170,993,087	187,686,901

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Beneficial interest in the net investment income of the Master Trust for the period from January 1, 2013 to September 7, 2013 (see Note 2)	$ 20,229,485
Investment activity for the period from September 8, 2013 to December 31, 2013:	
Interest and dividend income	3,684,353
Participant loan interest income	17,106
Net appreciation in market value of investments	6,856,773
Contributions	
Employer	6,254,354
Employee	8,708,818
Rollover from other plans	846,796
Total contributions	15,809,968
Administrative expenses – September 8, 2013 to December 31, 2013	(16,861)
Transfer of assets to the Murphy USA Inc. Savings Plan on September 7, 2013	(43,663,672)
Benefits paid directly to participants	(19,610,966)
Net change for the year	(16,693,814)
Net assets available for benefits at beginning of year	187,686,901
Net assets available for benefits at end of year	$ 170,993,087

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation
Notes to Financial Statements

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Thrift Plan for Employees of Murphy Oil Corporation [the Plan] have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits.

These statements present the Plan's investments as a beneficial interest in a Master Trust (see Note 2) for approximately the first eight months of 2013. On August 30, 2013, Murphy Oil Corporation separated its retail marketing business through a distribution of stock in a new stand-alone company known as Murphy USA Inc. (MUSA). Following the separation, MUSA plan assets associated with the employees of MUSA were transferred to a new trust sponsored by MUSA.

Benefits are recorded when paid. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Significant Provisions

The Plan was amended effective December 31, 2012 to merge the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers AFL-CIO Local No. 8363 into the Plan.

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation [Murphy] and administered by Murphy's Employee Benefits Committee [the Committee]. The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee, except leased or contract employees, of one of the following companies [identified herein collectively as the Companies and individually as the Company] who is in Covered Employment as defined by the Plan may participate in the Plan.

A. Murphy Oil Corporation.
B. Murphy Exploration & Production Company, a wholly owned subsidiary of Murphy.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A. Salary Deferral Account – participant's allotments up to a maximum of 25% of base pay for the year, but not to exceed $17,500 annually in 2013.
B. Matching Employer Contribution Account – Company contributions, dollar-for-dollar, based on the participant's allotments (up to a maximum of 6% of regular earnings including overtime) made to the Salary Deferral Account.
C. Employee Contribution Account – a non-highly paid participant's after-tax allotments up to a maximum of 10% of base pay for the year. If highly paid, no after-tax allotments are allowed.
D. Deductible Contribution Account – participant's allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.

E. Minimum 401(k) Contribution Account – participant's allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.

F. Rollover Account – contributions made by an employee from a prior qualified plan.

G. Discretionary Employer Contribution Account – Company discretionary contributions on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund (see Note 3). A vested participant may redirect this investment to the other options described in Note 3. Participation in this account became frozen as of September 1, 2003. Employees eligible to receive Company discretionary contributions as of September 1, 2003 continued to receive such contributions after this date until their full entitlement was contributed. The last Company discretionary contribution was made as of September 30, 2004.

H. Catch-Up Contribution Account – participant's allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $5,500 for 2013.

Each participant's account is credited with the participant's contribution and allocations of *(a)* the Company's contribution and *(b)* Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

As of January 1, 2008 all active participants in the Plan are immediately vested in all Company contributions.

A vested participant who enrolled prior to January 1, 2008 may withdraw from the Matching Employer Contribution ("Matching Employer") Account either totally or partially (limited to at least 10%, but no less than $250, or any higher multiple of 5% up to 50% of the account balance) once every 24 months or at any time after reaching age 59½. Any participant enrolled after December 31, 2007 can only withdraw from the Matching Employer Account after reaching age 59½.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination. After a hardship withdrawal from a Salary Deferral Account, participation in the Salary Deferral Account and Matching Employer Contribution Account is suspended for six months.

A withdrawal from a Rollover Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts or Deductible Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(k) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance. A participant may have one general-purpose loan and one residential loan outstanding at any one time. A residential loan must be approved by the Committee. The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan. Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions. Each loan has a $35 initiation fee and a $15 annual maintenance fee. Interest rates on outstanding loans receivable at December 31, 2013 range from 3.25% to 9.5%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Company has voluntarily agreed to make contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 6% of the participant's regular earnings including overtime. Although the Company has not expressed any intent to terminate the Plan, they may do so at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock, Murphy USA Inc. common stock and Deltic Timber Corporation common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration. Trustee fees and related expenses will be paid by either the Plan or by participants' fees.

Basis of Accounting

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

2. Net Assets and Investments

For the period of January 1, 2013 through September 7, 2013, the assets of the Plan were commingled in a Master Trust with the assets of another plan sponsored by Murphy. On September 7, 2013, Plan assets associated with the employees of Murphy USA Inc. along with Plan assets of the Profit Sharing Plan for Employees of Murphy Oil Corporation were transferred to a new Master Trust sponsored by MUSA. After this asset transfer to plans sponsored by MUSA, all assets in the trust account sponsored by Murphy Oil Corporation are associated only with this Thrift Plan for Employees of Murphy Oil Corporation. Fidelity Management Trust Company [FMTC], Boston, Massachusetts, is the Trustee for Plan assets. The Trusts had no nonparticipant-directed investments related to the Plan.

On October 1, 2011, the Company sold its Meraux, Louisiana refinery. Through 2012, the Company continued to administer and report on the Thrift Plan for Employees of Murphy Oil USA, Inc. Represented by United Steelworkers, AFL-CIO, Local No. 8363 (MOUSA Plan), although subsequent to the sale, no additional contributions are accepted into the Plan. Effective on December 31, 2012, the MOUSA Plan was merged with the Thrift Plan for Employees of Murphy Oil Corporation. The Statements of Net Assets Available for Benefits for the Thrift Plan for Employees of Murphy Oil Corporation as of December 31, 2013 and 2012 include the assets of the now merged MOUSA Plan.

The following table presents the net assets of the Plan Trust as of December 31, 2013 and the Master Trust as of December 31, 2012. In 2012, the Master Trust included the assets of the Profit Sharing Plan for Employees of Murphy Oil Corporation in addition to the Thrift Plan for Employees of Murphy Oil Corporation.

	2013 Plan Trust	2012 Master Trust
Investments at fair value		
Common Stock		
Murphy Oil Corporation	$ 37,289,815	45,127,943
Murphy USA Inc.	5,952,664	–
Deltic Timber Corporation	290,511	377,958
Total common stock	43,532,990	45,505,901
Common/collective trust	39,231,351	43,873,777
Registered investment companies	86,438,998	101,027,201
Cash	774,055	1,069,973
Participant loans receivable	1,591,930	3,094,059
Other	(29,747)	(230,347)
Net assets at fair value	$ 171,539,577	194,340,564
Adjustment of Common/collective trust to contract value	(546,490)	(1,140,089)
Net assets	$ 170,993,087	193,200,475

The beneficial interests of the participating plans in the net assets of the Trust at December 31, 2013 and 2012 were as follows.

Plan Name	2013 Plan Trust	2012 Master Trust
Thrift Plan for Employees of Murphy Oil Corporation	$ 170,993,087	187,686,901
Profit Sharing Plan for Employees of Murphy Oil Corporation	–	5,513,574
Net assets	$ 170,993,087	193,200,475

The net increase in the net assets of the Master Trust during the period from January 1, 2013 to September 7, 2013, excluding participants' allotments, Company contributions, and benefit payments, was as follows.

Investment income	
Dividends and interest	$ 9,504,666
Participant loan interest	67,203
Net appreciation in market value of investments	
Murphy Oil Corporation common stock	2,812,035
Other common stock	696,256
Registered investment companies	7,815,028
Total investment income	20,895,188
Administrative expenses	(83,608)
Net investment income	$ 20,811,580

The beneficial interests of the participating plans in the net investment income of the Master Trust net assets for the period from January 1, 2013 to September 7, 2013 were as follows.

Plan Name	
Thrift Plan for Employees of Murphy Oil Corporation	$ 20,229,485
Profit Sharing Plan for Employees of Murphy Oil Corporation	582,095
Net investment income	$ 20,811,580

The beneficial interests of the participating plans in the net assets of the trusts and the net investment income of the trusts were allocated in accordance with each participant's account balance. Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in a benefit-responsive investment contract with FMTC. FMTC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan. As described in *Note 1*, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The guaranteed investment contract does not permit the insurance companies or financial institutions to terminate the agreement prior to the scheduled maturity date.

	2013	2012
Average yield of guaranteed investment contract:		
Based on actual earnings	1.14%	1.32%
Based on interest rate credited to participants	1.12%	1.35%

With respect to the Murphy Stock Fund and Deltic Stock Fund, FMTC has arranged to utilize a line of credit to facilitate the purchase activity in the event that trading transactions on any given day exceed the cash position of the stock fund. At December 31, 2013 and 2012, there was no outstanding balance related to this line of credit.

The following table lists the investments that were 5% or more of the beneficial interests of the participating plans in the net assets of the Plan Trust as of December 31, 2013 and the Master Trust as of December 31, 2012, which includes the assets of the Thrift Plan for Employees of Murphy Oil Corporation and the Profit Sharing Plan for Employees of Murphy Oil Corporation.

	2013 Plan Trust	2012 Master Trust
Managed Income Portfolio II, common/collective trust, 38,684,861 units and 42,733,688 units, respectively	$38,684,861	42,733,688
Murphy common stock fund, 492,412 shares and 626,243 shares, respectively	37,289,815	45,956,744
Fidelity Fund, registered investment company, 358,004 shares and 429,334 shares, respectively	15,268,860	15,374,450
PIMCO Total Return Fund, registered investment company, 914,738 shares and 1,606,933 shares, respectively	9,778,547	18,061,931
Fidelity Balanced Fund, registered investment company, 414,963 shares and 521,698 shares, respectively	9,440,397	10,527,863

3. Investment Options

Each Plan participant may invest contributions in one or more of 27 investment options. The following paragraphs briefly describe each of these options. Except for certain limitations as described below on the Murphy USA Stock Fund and the Deltic Stock Fund, a participant determines how each of his/her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages. Account balance transfers must be at least the greater of 1% of the account balance or $250.

The Murphy Stock Fund [MSF], which is managed by FMTC, is a unitized fund comprised predominantly in the common stock of Murphy Oil Corporation and a small cash component used to facilitate participant transactions. In 2014, the MSF was converted from a unitized fund, and will hold actual common stock of Murphy Oil. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

Murphy USA Stock Fund [MUSASF], which is managed by FMTC, is a fund comprised of common stock of Murphy USA Inc. A participant withdrawing from MUSASF may elect to receive either cash or Murphy USA stock. If the participant elects to receive stock, the value of his/her MUSASF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives whole shares and cash for any fractional shares. Murphy USA was wholly owned by Murphy prior to August 30, 2013, when Murphy's stockholders received Murphy USA common stock in a spin-off transaction. The investments in MUSASF resulted from the spin-off of MSF held in the Master Trust at the date of distribution.

The Deltic Stock Fund [DSF], which is managed by FMTC, is a unitized fund comprised predominantly in the common stock of Deltic Timber Corporation [Deltic] and a small cash component used to facilitate participant transactions. Deltic was wholly owned by Murphy prior to December 31, 1996, when Murphy's stockholders received Deltic's common stock in a spin-off transaction. This investment in Deltic stock resulted from the spin-off to Murphy stock held by the Master Trust. A participant may direct that all or part of his/her DSF account be either transferred to another option or withdrawn but cannot direct any allotments, Company contributions or transfers from other options to DSF.

The Managed Income Portfolio II [MIP II] is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP II is invested in a money market fund for daily liquidity. The goal of MIP II is to preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP II pay a specified rate of interest and repay principal upon maturity. Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

The Fidelity Fund is a growth and income mutual fund managed by Fidelity Management & Research Company [FMRC], Boston, Massachusetts, an affiliate of FMTC. The goal of the Fidelity Fund is to provide long-term capital growth while also pursuing current income. It invests primarily in common stock and securities convertible into common stock; some assets may be invested in a broad range of domestic and foreign equity and debt securities.

The Fidelity Balanced Fund [FBF], also managed by FMRC, is a mutual fund that has a balanced portfolio of U.S. and international stocks and bonds and may include futures and options. The goal of FBF is to provide as much income as possible while preserving capital and considering the potential for capital growth. At least 25% of the portfolio must be investment-grade debt securities and preferred stocks.

The Fidelity Capital Appreciation Fund [FCAF] managed by FMRC is a growth mutual fund that invests primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. The goal of FCAF is to provide capital appreciation.

The Fidelity Diversified International Fund [FDIF] managed by FMRC is a growth mutual fund that invests in common stocks of foreign companies. The goal of FDIF is to increase its value over the long term through capital growth. If a participant invests in this option and holds it for less than 30 days, the fund will deduct a trading fee of 1% of the ending value of FDIF shares sold.

The Fidelity Freedom Income Fund [FFIF] managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 15% of its assets in domestic equity funds, 5% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds and 40% in short-term funds. The goal of the FFIF is to provide high current income and capital appreciation for those already in retirement.

The Company offers twelve separate Fidelity Freedom Funds with target retirement dates in five-year increments ranging from 2000 to 2055. The Freedom Fund family is managed by Strategic Advisors, Inc., and comprises asset allocation mutual funds that primarily invest in a combination of domestic and international equity funds, investment grade and high yield fixed income funds and short-term mutual funds. The Freedom Funds are designed to target an investor's anticipated retirement date, and the asset allocation mix becomes increasingly conservative over time as the target retirement date approaches.

The Pimco Total Return Fund [PTRF] is an income mutual fund managed by Pacific Investment Management Company that normally invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. It invests primarily in investment-grade debt securities, but may invest up to 10% of total assets in high-yield securities.

Davis New York Venture Fund, Inc. [DNYVF] is a value mutual fund managed by Davis Selected Advisors, LP. The fund invests in common stocks of U.S. companies with market capitalization of at least $10 billion. The goal of DNYVF is to provide long-term capital growth.

The CRM Mid Cap Value Fund [CRMMCVF] is a mid-cap mutual fund that invests at least 80% of its total assets in U.S. equity securities of companies between the capitalization of the smallest and largest companies in the Russell Midcap® Value Index at the time of purchase. The goal of the CRMMCVF is to provide long-term capital appreciation.

The Royce Low-Priced Stock Fund [RLPSF] managed by Royce and Associates, LLC, is a small and micro-cap blend mutual fund that invests in companies that are trading for less than $25 per share at the time of purchase. Although the fund normally focuses on the securities of U.S. companies, it may invest up to 35% of its net assets in foreign securities. The goal of RLPSF is to provide long-term capital growth.

The Spartan Extended Market Index Fund [SEMIF] is an index mutual fund managed by FMRC. At least 80% of its assets are invested in common stocks included in the Wilshire 4500 Equity Index, which represents the performance of stocks of small to mid-cap U.S. companies. The goal of SEMIF is to provide investment results that correspond to the total returns of stocks of such companies. If a participant invests in this option and holds it for less than 90 days, the fund will deduct a trading fee of 0.75% of the value of SEMIF shares sold.

The Spartan U.S. Equity Index Fund [SUSEIF] is an index mutual fund that normally invests at least 80% of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks traded in the U.S. The goal of SUSEIF is to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S.

Valuations of individual participants' investments in each investment option and of the total beneficial interest of the Plan are determined by Fidelity Investments Institutional Operations Company, Inc.

Effective March 21, 2014, the following investment options offered through the Plan are no longer available:

Deltic Stock Fund
Fidelity Fund
Fidelity Balanced Fund
Fidelity Capital Appreciation Fund
Davis New York Venture Class A
Royce Low-Priced Stock Fund Services Class
CRM Mid Cap Value Fund Class Investor

Participants funds held in the above investments were transferred to similar investment options along with future contributions.

Also effective March 21, 2014, contributions to the Spartan Extended Market Index Fund-Fidelity Advantage Class were frozen and future contributions are directed to the Spartan Mid Cap Index Fund-Investor Class.

4. Risk and Uncertainties

The Plan provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

At December 31, 2013 and 2012, the Plan had significant concentrations of credit risk in the Managed Income Portfolio II (MIP II), the Fidelity Fund, the Pimco Total Return Fund and the Fidelity Balanced Fund. MIP II is a common/collective trust sponsored by FMTC. The Fidelity Fund and the Fidelity Balanced Fund are established mutual funds sponsored by a highly regarded investment management company. The Pimco Total Return Fund is managed by Pacific Investment Management Company, also a highly regarded investment management company. Historically, there have been no credit-related losses.

5. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. [FIIOC] handles record keeping and administration of the Plan. Certain of the Plan's investment options are in mutual funds managed by Fidelity Management & Research Company [FMRC]. FIIOC and FMRC are both affiliates of Fidelity Management Trust Company [FMTC], who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the Murphy Stock Fund and the Deltic Stock Fund. FMRC's fees were deducted from the earnings of the mutual funds it manages. The Plan paid $100,469 in trustee and administrative fees to FMTC and FIIOC in 2013. In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

6. Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, the Plan is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended. A favorable determination letter dated May 11, 2009 was received by the Plan. The Plan has been amended since receiving this determination letter. However, the Committee believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. With few exceptions, the Plan is no longer subject to U.S. Federal income tax examinations by tax authorities subsequent to 2010.

7. Assets at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include common/collective trust. The common/collective trust's fair value is determined by estimated cash flows less surrender charges. In certain cases where Level 1 or Level 2 inputs are not available, securities or other investments would be classified within Level 3 of the hierarchy. The Plan had no Level 3 investments at December 31, 2013 or 2012.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012.

		Fair Value Measurements Using		
December 31, 2013	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock				
Oil and Gas (Murphy)	$ 38,025,864	38,025,864	–	–
Retail Fuel (Murphy USA)	5,953,142	5,953,142	–	–
Timber (Deltic)	298,770	298,770	–	–
Mutual Funds				
Large Growth	52,326,258	52,326,258	–	–
Income	9,778,547	9,778,547	–	–
Small Cap	2,563,509	2,563,509	–	–
Mid Cap	4,038,957	4,038,957	–	–
Index	10,182,609	10,182,609	–	–
International	7,548,640	7,548,640	–	–
Common/collective Trust	39,231,351	–	39,231,351	–
Total at Fair Value	$ 169,947,647	130,716,296	39,231,351	–
December 31, 2012				
Common Stock				
Oil and Gas (Murphy)	$ 45,897,620	45,897,620	–	–
Timber (Deltic)	388,782	388,782	–	–
Mutual Funds				
Large Growth	54,773,483	54,773,483	–	–
Income	18,056,942	18,056,942	–	–
Small Cap	3,734,179	3,734,179	–	–
Mid Cap	3,950,663	3,950,663	–	–
Index	7,682,294	7,682,294	–	–
International	7,544,150	7,544,150	–	–
Common/collective Trust	43,700,310	–	43,700,310	–
Total at Fair Value	$ 185,728,423	142,028,113	43,700,310	–

The above table does not include Participant loans receivable in the amount of $1,591,930 and $3,094,059 at December 31, 2013 and 2012, respectively.

Schedule

Thrift Plan for Employees of Murphy Oil Corporation
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of Issuer	Description of Investment	Current Value
Pimco Total Return Inst	Registered Investment Co., 914,738 shares	$ 9,778,547
Davis NY Venture A	Registered Investment Co., 158,464 shares	6,561,991
Royce Low Price Stock Service	Registered Investment Co., 188,216 shares	2,563,508
CRM Mid Cap Valu Inv	Registered Investment Co., 118,653 shares	4,038,957
Murphy USA Stock	Common Stock, 147,318 shares	5,953,143
Deltic Stock Fund	Common Stock Fund, 11,590 shares	298,770
Murphy Stock Fund	Common Stock Fund, 492,412 shares	38,025,864
* FID Fidelity Fund	Registered Investment Co., 358,004 shares	15,268,860
* FID Balanced	Registered Investment Co., 414,963 shares	9,440,397
* FID Capital Appreciation	Registered Investment Co., 118,933 shares	4,303,009
* FID Diversified Intl	Registered Investment Co., 204,515 shares	7,548,640
* FID Freedom Income	Registered Investment Co., 125,462 shares	1,472,927
* FID Freedom 2000	Registered Investment Co., 3,844 shares	47,778
* FID Freedom 2010	Registered Investment Co., 46,743 shares	715,629
* FID Freedom 2020	Registered Investment Co., 147,427 shares	2,301,334
* FID Freedom 2030	Registered Investment Co., 91,868 shares	1,497,443
MIP II Class 1	Common/Collective Trust, 38,684,861 shares	38,684,861
* FID Freedom 2040	Registered Investment Co., 180,949 shares	1,722,639
* FID Freedom 2005	Registered Investment Co., 517 shares	6,126
* FID Freedom 2015	Registered Investment Co., 160,491 shares	2,046,254
* FID Freedom 2025	Registered Investment Co., 205,150 shares	2,732,594
* FID Freedom 2035	Registered Investment Co., 163,624 shares	2,205,655
Spartan Ext Market Inx Adv	Registered Investment Co., 86,053 shares	4,596,947
Spartan 500 Index Adv	Registered Investment Co., 85,290 shares	5,585,662
* FID Freedom 2045	Registered Investment Co., 79,911 shares	876,619
* FID Freedom 2050	Registered Investment Co., 74,887 shares	826,006
* FID Freedom 2055	Registered Investment Co., 25,926 shares	300,997
Participant Loans		1,591,930
Net assets available for benefits		$ 170,993,087

* Party-in-interest

Thrift Plan for Employees of Murphy Oil Corporation

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN FOR EMPLOYEES OF
MURPHY OIL CORPORATION

Date: June 27, 2014

By: Kelli M Hammock

Kelli M. Hammock
Senior Vice President, Administration and
Chair of Employee Benefits Committee,
Murphy Oil Corporation

BKD LLP
CPAs & Advisors

400 W Capitol Avenue, Suite 2500 // PO Box 3667 // Little Rock, AR 72203-3667
501 372 1040 // fax 501.372.1250 // bkd.com

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation

We consent to incorporation by reference in the Registration Statements (Nos. 333-177206, 333-184286, 333-192672, and 333-142789) on Form S-8 of Murphy Oil Corporation of our report dated June 27, 2014, with respect to the statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation, as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013, Annual Report on Form 11-K of the Thrift Plan for Employees of Murphy Oil Corporation.

BKD, LLP

Little Rock, Arkansas
June 27, 2014